Exhibit 99.1
LDK Solar Receives Basic Engineering Phase Package from CDI Engineering for TCS Manufacturing Facilities in Xinyu City, PRC
Xinyu City, China and Sunnyvale, California (February 8, 2008) — LDK Solar Co., Ltd. (NYSE: LDK), a leading manufacturer of multicrystalline solar wafers, has received the completed Basic Engineering Phase (BEP) package for its Trichlorosilane (TCS) plant at its Xinyu, Jiangxi site from CDI Engineering Solutions, a division of engineering outsourcing leader CDI Corp (NYSE: CDI).
The BEP defines the parameters of the plant design and is used to prepare detailed construction drawings. Completion of the TCS BEP package on schedule supports the Company’s publicly announced plans to complete construction and reach a production capacity of up to 6,000 metric tons of polysilicon by the end of 2008 and 15,000 metric tons by the end of 2009.
“Completion of the BEP by CDI Engineering on-time and on-budget is an important milestone to reach in the design, build and construction of our poly plant as we move forward with our plans to establish in-house polysilicon production,” said Mr. Nick Sarno, Senior Vice President of manufacturing. “CDI Engineering performed admirably and met its contractual commitments to LDK’s fullest satisfaction.”
“We are excited about the successful completion of this significant project,” said, Keith Landry, Vice President, Global Project Development. “Not only are we proud of our team’s performance in meeting LDK’s schedule, but we are also pleased to contribute to a process that will help meet the growing global demand for clean solar energy.”
About LDK Solar
LDK Solar Co., Ltd. is a leading manufacturer of multicrystalline solar wafers, which are the principal raw material used to produce solar cells. LDK sells multicrystalline wafers globally to manufacturers of photovoltaic products, including solar cells and solar modules. In addition, the Company provides wafer processing services to monocrystalline and multicrystalline solar cell and module manufacturers. LDK’s headquarters and manufacturing facilities are located in Hi-Tech Industrial Park, Xinyu City, Jiangxi province in the People’s Republic of China. The Company’s office in the United States is located in Sunnyvale, California.
About CDI Engineering Solutions
CDI Engineering Solutions is a provider of high-value engineering outsourcing, project management and professional services to clients in the process & industrial, aerospace, life sciences, and government services sectors. CDI Engineering Solutions is a division of Philadelphia-based CDI (NYSE: CDI), a leading provider of engineering and information technology outsourcing solutions.
Safe Harbor Statement
This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this announcement are forward-looking statements, including but not limited to, the Company’s ability to raise additional capital to finance the Company’s activities; the effectiveness, profitability, and marketability of its products; the future trading of the securities of the Company; the ability of the Company to operate as a public company; the period of time for which its current liquidity will enable the Company to fund its operations; the Company’s ability to protect its proprietary information; general economic and business conditions; the volatility of the Company’s operating results and financial condition; the Company’s ability to attract or retain qualified senior management personnel and research and development staff; and other risks detailed in the Company’s filings with the Securities and Exchange Commission. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry. These statements are based upon information available to LDK’s management as of the date hereof. Actual results may differ materially from the anticipated results because of certain risks and uncertainties. The press release also contains forward looking statements about the progress of LDK’s construction of its polysilicon plant.

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These statements are based on information available to LDK’s management today. Actual results may differ, including various factors which may delay or disrupt the plant’s construction and completion, including the risk of labor difficulties, construction difficulties or financing difficulties.
The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, they cannot assure you that their expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.
For more information contact:
Lisa Laukkanen
The Blueshirt Group for LDK Solar
lisa@blueshirtgroup.com
+1-415-217-4967
Jack Lai
Executive VP and CFO
LDK Solar Co., Ltd.
IR@ldksolar.com
+1- 408-245-8801

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